Consulting Agreement

This Consulting Agreement (Agreement) is entered into this 12th day of July, 1996 (the Effective Date), by and between SGI International, a Utah corporation (SGI) and Professor Judith Ware (Consultant).

1. Performance by Consultant. Consultant agrees to provide consulting services (the "Services") relating to the development of the OCET Technology. Such Services will include consultation relative to the performance, data, measurement, analysis, and recommendations as to the development and improvement of the OCET Technology. The Services shall also include, but not be limited to, advice, assistance, and information supplied by Consultant, or developed with the use of any of Consultant's information, equipment, personnel, goods or facilities. The specific tasks will be agreed to in writing by Dr. Ernest Esztergar or Dr. David Newman and Consultant.

2.  Payment for Services.

a. Consulting Fee. SGI agrees to pay Consultant for the Services at the rate of eighty five dollars ($85.00) per hour, not to exceed forty billable hours per week. The compensation shall be prorated between payment in cash and in stock as described herein. Fifty five dollars per hour of each month's payment shall be paid in cash and the remainder ($30 per hour) shall be paid in stock. The amount of stock shall be determined by dividing the amount to be paid in stock by the closing bid price of SGI common stock as of the date of the invoice submitted by Consultant. Consultant shall be paid by SGI within fifteen (15) days of receipt of an acceptable invoice from Consultant.

b. Expenses. Consultant shall be reimbursed for reasonable expenses, including, but not limited to, travel, long distance telephone charges, and mileage at the rate of $.30 a mile for all business travel.

c. Invoices. Consultant shall invoice SGI monthly for Services rendered during each month. The invoice will describe the work performed during such period, set out the hours of work by day and by task, and reflect the amount and details of any expenses. Consultant agrees that SGI may audit the billing and expense documentation for a period of one year from the date of the invoice submittal. All invoices will be paid as described above.

3. Personal Service Contract. SGI and Consultant agree that the Services will be performed personally by Consultant. If the services are not performed by Consultant, then SGI has the right to terminate this Agreement immediately.

4. Obligations of SGI. SGI agrees to make available to Consultant, upon reasonable notice, computer programs, data, and any documentation required by Consultant to complete the Services.

5. Term. This Agreement shall be effective and shall continue for a period for one year. Absent termination in writing by either party within a thirty day period prior to the end of each one year term, the Agreement shall continue for an additional one year term.

6. Ownership. Consultant agrees that SGI is the owner of all right, title and interest in the technical information and data (the "Technical Information") relating to the processing of oil, resid and other carbonaceous material and oil materials, and to the drying, cleaning and other processing of coal, bitumen, crude as well as any developments or improvement related thereto, and as well as any related process control technology, computational techniques or related trade secrets or intellectual property. SGI shall also own all other related material used by, developed for, or paid for, by it in connection with the performance of any Services provided by Consultant before or after the date set forth above.

7.  Confidentially and Disclosure.

a. Disclosure. Consultant desires to have the Technical Information disclosed to him to enable him to render the Services to SGI, including but not limited to, the following: evaluation and development of SGI's OCET Technology, which can be used, among other things, for precipitating asphaltenes out of Resid and for converting bitumens and heavy oils to clean solid fuels, transportation fuels, light distillates, and other uses. SGI is prepared to make such Technical Information as it deems necessary available to Consultant for the aforesaid purpose on the following understanding:

For the purpose of the Agreement:

The term "Technical Information" shall not include any information which:

(i) is "publicly available" information. The phrase "publicly available" information shall mean readily accessible to the public in written publication, and shall not include information which is only available by a substantial searching of the published literature, and information the substance of which must be pieced together from a number of different publications and sources;

(ii) is known to Consultant from sources other than SGI or its Affiliates prior to the receipt of the same hereunder from SGI or its Affiliates;

(iii) is received by Consultant without restriction on disclosure from a third party who is legally in possession of such information and has a right to reveal the same to Consultant.

(iv) AAffiliate(s) of SGI shall mean any person or entity directly or indirectly controlling, controlled by or under common control with SGI.

(v) "Developments" shall mean and include inventions, discoveries, modifications, and improvements, whether patentable or not, together with the physical embodiment of the same whether copyrightable or not, related to SGI's business.

Notwithstanding anything herein to the contrary in this Agreement, Consultant shall have the right to use general skills and capabilities developed as a result of his performance of Services for his own benefit or the benefit of others subject to the obligation of Consultant set forth hereinafter.

b. Confidentiality. Consultant agrees to hold the Technical Information in confidence and not to reproduce or disclose it to others nor to use it except as herein authorized in writing or as may later be authorized in writing by SGI.

c. Usage. Both parties agree that the Consultant may use such Technical Information in connection with, but only in connection with, providing Services to SGI.

8.  Developments and Assignment.

a. Developments. Consultant recognizes that Developments have occurred and/or are expected and likely to occur in the future as the result of the performance of Consultant's Services, and Consultant covenants and agrees to hold all Developments as a result of the performance of such Services or based on SGI's Technical Information in trust for the use and benefit of SGI, and hereby assigns and agrees to assign all such Developments to SGI.

b. Consultant Disclosure. Consultant shall promptly disclose in writing to SGI any and all Developments made by Consultant, and or by any members of his staff, incident to or as a result of the performance of such Services; and Consultant hereby assigns and agrees to assign all of its right, title and interest, in all such Developments to SGI. All such Developments shall be treated as Technical Information of SGI and the obligations of Consultant under this Agreement shall apply thereto. Consultant further agrees to and does hereby assign to SGI all right, title and interest in and to the intellectual property, rights, and processes or techniques embodying the Developments, including all rights of copyright or rights to patent or use as a trade secret such Developments, both within the United States and throughout the world. The obligation of Sections 7 and 8 are continuing and shall survive the termination of this Agreement.

c. Assignment. Consultant shall execute and/or require his agents, servants or employees to execute all applications, assignments, or other instruments of any kind which SGI, at SGI's expense, shall deem proper or necessary to apply for, obtain and enforce letters patent and/or copyrights of the United States or of any foreign country or otherwise to protect SGI's interest in such Developments.

d. Retention. Unless otherwise authorized in writing by SGI, all documents, drawings and writings provided to Consultant by SGI hereunder or developed by Consultant hereunder, and all copies thereof shall be returned promptly to SGI upon completion or termination of Services.

9. Warranties. Consultant hereby warrants that he will carry out his work in accord with generally accepted practices.

10. Termination. This Agreement shall be effective on the Effective Date and continue in full force and effect until terminated in writing by either party during a thirty (30) day period prior to the end of the term of the Agreement.

11. Independent Contractor. Consultant is and at all times during the term of this Agreement shall be an independent contractor providing professional consulting services to SGI. Nothing contained in this Agreement shall be construed to create a relationship of principal and agent, employer and employee, servant and master, partnership or joint venture between the parties. Consultant shall have no power to commit or bind SGI in any manner whatsoever.

12. Limitation of Liability. In no event shall either of the parties hereto be liable to the other for the payment of any consequential, indirect, or special damages, including lost profits.

13. Injunctive Relief. It is hereby understood and agreed that damages are an inadequate remedy in the event of a breach by Consultant of this Agreement and that any such breach by Consultant will cause SGI great and irreparable injury and damage.

Accordingly, Consultant agrees that SGI shall be entitled, without waiving any additional rights or remedies otherwise available to SGI at law or in equity or by statute, and without posting any bond for injunctive and other equitable relief in the event of a breach or intended or threatened breach by Consultant of this Agreement.

14.  Assignment.

a. Consent Required. Consultant shall not assign or subcontract the whole or any part of this Agreement without SGI's written consent, which can be withheld for any reason.

b. Subcontracting. Any subcontract made by Consultant with the consent of SGI, which must be obtained before Consultant enters into any subcontract, shall incorporate by reference all of the terms of this Agreement. Consultant agrees to guarantee the performance of any subcontractor used in the performance of the Services.

15. Conflicting Assignments. During the term of this Agreement, Consultant shall not accept conflicting assignments, which would put Consultant in a position where he would be rendering advice or providing information to any party who might be a potential competitor of SGI presently or in the future, nor shall Consultant provide any advice, which might disclose any Developments or Technical Information related to the OCET Technology.

16. Disputes. If any dispute of any kind arises between the parties with respect to the Consultant's performance under this Agreement, then the dispute shall be submitted to arbitration in San Diego, California to the American Arbitration Association (AAA). The dispute shall be submitted to an arbitrator selected from a panel of arbitrators submitted to the parties by the AAA. If the parties fail to agree on an arbitrator, the AAA shall appoint an arbitrator and in the absence of such appointment, the parties may request an appointment by making an application to the San Diego Superior Court to order an appointment. Reasonable discovery, including but not limited to depositions and interrogatories, shall be allowed in any such arbitration. The decision of the arbitrator shall be binding to the same extent as if the award were made by a court of competent jurisdiction.

17. Notices. Any and all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or received when delivered personally or forty-eight (48) hours after being mailed, via first class, postage prepaid, to the addresses set forth immediately below of the parties hereto or to such other addresses as either of the parties hereto from time to time designate in writing to the other party.

SGI:      SGI International
          1200 Prospect, Suite 325
          La Jolla,
          California
          90037 Attn.: Joseph A. Savoca

Consultant:    Professor Judith Ware
         	     2539 Woodlands Way
            			Oceanside, CA 92054


18. Applicable Law. The provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of California.

19. Entire Agreement and Amendments. This Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes any prior written or oral understanding or agreement between the parties relating to the subject matter hereof.
This Agreement shall not be amended, altered, or supplemented in any way except by an instrument in writing, signed by the duly authorized representative of the parties, that expressly references this Agreement.

Waivers. The failure or delay of either party to exercise or enforce at any time any of the provisions of this Agreement shall not constitute or be deemed a waiver of that party's right thereafter to enforce each and every provision of the Agreement and shall not otherwise affect the validity of this Agreement.

Severability. If any provision of this Agreement is finally determined to be contrary to, prohibited by, or invalid under applicable laws or regulations, such provision shall become inapplicable and shall be deemed omitted from this Agreement. Such determination shall not, however, in any way invalidate the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and in the year first above written.

SGI                                Consultant
SGI International,
a Utah Corporation

         /s/
By: ==================                 /s/
                            			By:	 =====================
   Joseph A. Savoca                 Professor Judith Ware



                          Exhibit 4.27